March 30, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Nicholas P. Panos

Re:	Keane, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed February 27, 2007
File No. 001-07516

Ladies and Gentlemen:

On behalf of our client Keane, Inc. (“Keane” or the “Company”), set forth below is a response to the letter dated March 29, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed on February 27, 2007.  This response is based upon information provided to us by the Company.

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing.  Furthermore, the Company acknowledges that the comments made by the Staff and any changes to disclosures in response to comments made by the Staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s response to the Comment Letter is as follows:

Comment:

1.                                      Our prior comment inquired as to whether Keane believes security holders have all information necessary to make an informed voting and/or investment decision in the absence of the Form 10-K filing.  Keane affirmed its belief that the information is sufficient to allow its shareholders to make an informed decision about the proposed merger.  Please advise us whether Keane believes a substantial likelihood exists that the  disclosure due to be reported in the Form 10-K would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available in making their voting and/or investment decision.

Response:

The Company does not believe that a substantial likelihood exists that the disclosure due to be reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available in making their voting and/or investment decision.  Nonetheless, prior to the filing and mailing of the definitive proxy statement, Keane will furnish a Form 8-K under Item 2.02 containing business and preliminary unaudited financial information for the fiscal year ended December 31, 2006, which includes unaudited financial statements.

Comment:

2.                                      Please briefly address the applicability of Item 14(b)(8)-(b)(11) and (c)(2) of Schedule 14A to the merger proposal.  To the extent Keane believes compliance with these provisions is not required, please provide a brief legal analysis in support of that view.

Response:

The Company believes that Item 14(b)(8)-(b)(11) and (c)(2) of Schedule 14A do not apply to the merger proposal because the approval of Caritor’s stockholders is not required for the merger and the merger is not a going private transaction as defined in Rule 13e-3 of the Exchange Act.  Instruction 2(b) to Item 14 of Schedule 14A provides that the information required by Item 14(b)(8)-(b)(11) and (c)(2) of Schedule 14A need not be provided if only the security holders of the target company are voting, unless the transaction is a going private transaction as defined in Rule 13e-3 of the Exchange Act.  However, the Company understands that, in the Staff’s view, this instruction assumes that the target’s shareholders have access to current information about the target.  Prior to the filing and mailing of the definitive proxy statement, Keane will furnish a Form 8-K under Item 2.02 containing business and preliminary unaudited financial information for the fiscal year ended December 31, 2006 including unaudited financial statements.  The Company believes that the Form 8-K should satisfy any policy concerns relating to the fact that Keane has not filed its Annual Report on Form 10-K for the year ended December 31, 2006.

Comment:

3.                                      Advise us what vote is required for approval of the merger and the extent to which Keane believes, if true, that this threshold helps further protect security holder interests in the absence of the Form 10-K filing.

Response:

Section 11.04 of the Massachusetts Business Corporation Act requires approval of the merger agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Keane’s common stock entitled to vote.  Keane believes this threshold serves to better protect the Company’s shareholders than the majority vote threshold applicable in many jurisdictions because it requires that the transaction receive the support of the holders of a larger number of outstanding shares and in effect provides the holders of only one more than a third of the Company’s outstanding shares with the ability to block a transaction.

Comment:

4.                                      We note Keane anticipates having to modify the proxy statement under certain circumstances.  Please confirm, if true, that Keane will circulate a proxy statement supplement and potentially delay the meeting if material information is disclosed prior to the meeting but after a definitive proxy statement is delivered.

Response:

The Company confirms that if material information is disclosed prior to the meeting but after a definitive proxy statement is delivered it will circulate a proxy statement supplement and potentially delay the meeting to give shareholders an opportunity to digest this information.  The Company notes that there are no firm rules under federal law or state corporate law regarding precisely how many days constitute sufficient time for shareholders to digest new information and therefore the Company would make such a judgment in view of the facts and circumstances, including the magnitude and complexity of the new information.  The Company also notes that it is customary and consistent with applicable law for certain new information to be released exclusively by press release and public filing on EDGAR.

Comment:

5.                                      Advise us whether Keane has an agreement with Caritor to share any information that may arise under Keane’s internal investigation, including, but not limited to, the expected impact on Keane’s financial statements.  Irrespective of whether a formal agreement exists separately or independently from a merger agreement, please confirm that Keane will disclose to all of its security holders any such information it shares with Caritor regarding the investigation.

Response:

The merger agreement contains covenants regarding access to information and the Company’s management has regular conversations with Caritor’s management regarding the status of the merger transaction.  The Company does not believe that any information so delivered to Caritor to date would be material or necessary for a Keane shareholder to make an informed voting and/or investment decision or would be viewed by a reasonable investor as significantly altering the ‘total mix’ of information made available when making a voting and/or investment decision.  However, Keane will disclose any information it shares with Caritor in the future regarding the stock option inquiry to the extent it believes such information would be material or necessary for a Keane shareholder to make an informed voting and/or investment decision or would be viewed by a reasonable investor as significantly altering the ‘total mix’ of information made available when making a voting and/or investment decision.

Comment:

6.                                      Advise us whether Keane has made or intends to make any disclosures concerning the periods affected by Keane’s stock option practices.  Advise us whether Keane has been advised that its auditor(s) have lifted or intend to lift their consent to any of those periods.

Response:

The Company has not made any disclosures concerning the periods affected by Keane’s stock option practices other than the following statement contained in the Keane’s filing on Form 12b-25:  “The Company believes it will not be able to file its Annual Report on Form 10-K for the year ended December 31, 2006 until the special committee completes its inquiry and management is able to assess whether the Company’s historical stock option practices should have had any impact on the Company’s historical accounting and, as a result, whether and to what extent any adjustment is required to the Company’s historical financial statements.”  The Company acknowledges that disclosures concerning the periods affected by Keane’s stock options practices would be required, and would include such disclosures, in its Annual Report on Form 10-K for the year ended December 31, 2006 when filed.  The Company has not been advised that its auditor(s) have lifted or intend to lift their consent to any of those periods.

Comment:

7.                                      Advise us whether Keane has made or intends to make any disclosures concerning the reliability of the financial statements reported for prior periods.

Response:

The Company has not made any disclosures concerning the reliability of the financial statements reported for prior periods other than the statement in its Form 12b-25 quoted in response to the preceding comment.  If the Company were to determine that its previously issued financial statements should not be relied upon, the Company would file an Item 4.02 Form 8-K as required by the SEC’s rules.  In addition, if the Company made that determination, appropriate disclosure would be included in other future filings, such as its Annual Report on Form 10-K for the year ended December 31, 2006 when filed and the Form 8-K that the Company plans to furnish under Item 2.02 containing business and preliminary unaudited financial information for the fiscal year ended December 31, 2006.

Comment:

8.                                      Advise us whether Keane has made or intends to make any disclosures concerning any safeguards or controls it may have recently instituted to govern its stock option granting practices.  Please describe the anticipated impact any such safeguards or controls will have on the reliability of Keane’s future reported financial performance.

Response:

The Company has not made any disclosures concerning any safeguards or controls it may have recently instituted to govern its stock option granting practices.  If such additional safeguards are instituted, they would be designed to enhance the reliability of the Company’s reported financial results.  The Company acknowledges that such disclosures would be required, and would include such disclosures, in its Annual Report on Form 10-K for the year ended December 31, 2006 when filed and will include such information, to the extent applicable, in the Form 8-K furnished under Item 2.02 containing business and preliminary unaudited financial information for the fiscal year ended December 31, 2006.

Comment:

9.                                      We note from Keane’s response letter that a Form 8-K filing is planned that will include “a draft Annual Report on Form 10-K for the fiscal year ended December 31, 2006 . . .”.  Please confirm, if true, that Keane only intends to file an exhibit containing Form 10-K level disclosures and that it does not intend to submit a document that is titled “draft Annual Report on Form 10-K” that contains draft certifications.

Response:

The Company confirms that it intends to furnish an exhibit containing Form 10-K level disclosures that is entitled “Business and preliminary unaudited financial information,” not an exhibit entitled “draft Annual Report on Form 10-K.”  The exhibit will not contain certifications, in draft form or otherwise.

Comment:

10.                               We note that the aforementioned Form 8-K filing is expected to include unaudited financial statements.  Advise us whether these unaudited financial statements will be prepared in accordance with GAAP.  To the extent the unaudited financial statements will not be prepared in accordance with GAAP, advise us of the basis upon which Keane has concluded that filing the unaudited financial statements is appropriate.

Response:

The Company confirms that the unaudited financial statements included in the Form 8-K will be prepared in accordance with GAAP, except to the extent the financial statements would be affected by the outcome of the Company’s review of its stock option grants and stock option practices.

If you require additional information, please telephone either the undersigned at the telephone number indicated above or Jessica Lopez of this firm at (202) 663-6000.

Sincerely yours,

/s/ Hal J. Leibowitz

Hal J. Leibowitz

cc:	Ms. Kirk M. Arnold
Mr. John J. Leahy
Keane, Inc.